02034270

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Corriente Resources Inc.

*CURRENT ADDRESS

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3775 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 5/23/02

corriente resources inc.

2001

ANNUAL REPORT



conten







key to pictures (l to r)

looking west over Panantza, Ecuador

fossil leaf imprint at Mumbwa, Zambia

outcrop at Sutzu, Ecuador

bridge building at Chancho, Ecuador

core logging facilities at San Carlos, Ecuador

(below) panorama to south of Sugarloaf, Zambia









message to shareholders

The company's primary goal during 2001 was to establish a measure of economic valuation for the Corriente copper assets in southeastern Ecuador. Despite an extremely difficult base metals market and a lack of capital for resource issuers, Corriente was able to make significant progress towards this goal. During the year, just over 12,000 metres of drilling was completed, which virtually doubled the Corriente exploration drilling to date. Early in 2002, due to hard work by our excellent local Ecuadorian team directed by J. David Lowell, Corriente was able to release a preliminary assessment of the Mirador project that showed a significant net present value at moderate copper prices. At US $0.80/pound copper and a 10% discount rate, the Mirador project is valued at US $244 million on a pre-tax basis. This preliminary assessment provides a direction for the company to pursue during 2002 for establishing additional value at Panantza, San Carlos and Warintza. It is apparent that the Ecuador deposits represent a significant new discovery of copper and have the potential to make the district a major copper producer. These same copper assets make Corriente one of the premier levered copper opportunities in the junior resource sector.

The stage is set for our next phase of development in Ecuador to be focused on advancing Mirador towards pre-feasibility status. A small drill program and preliminary metallurgy are all that is required to bring Mirador to the next level of evaluation. In addition, it is planned that the Panantza prospect will be re-evaluated during 2002 with the expectation that a preliminary assessment can be completed on the high-grade portions of Panantza and nearby mineralized zones. The target will be similar in size to the Mirador inferred resource of greater than 200 million tonnes.

In addition to the advanced medium-sized targets in Ecuador, Corriente continues the search for Escondida-sized copper targets in frontier areas. To facilitate this work, Corriente signed in December 2001 a global exploration alliance with BHP Billiton. The first project to come under the terms of the new alliance is the Olympic Dam-style, Mumbwa Copper-Gold Project in Zambia. Compilation work is underway on the extensive BHP Billiton database, which encompasses over US $4 million of exploration on Mumbwa. This compilation work is expected to be completed late in the second quarter and is focused on the identification of drill targets. Following completion of this step, Corriente plans to carry out a subsequent exploration program that has a budget of US $500,000 for the first phase of drilling.

Kenneth R. Shannon
President and C.E.O.

CORRIENTE
RESOURCES INC.


corriente copper belt
ecuador
mumbwa project
zambia

"It is apparent that the Ecuador deposits represent a significant new discovery of copper and have the potential to make the district a major copper producer."



corriente copper belt
ecuador

REVIEW OF OPERATIONS


ECUADOR
PERU
JV 1
JV 2
San Luis
La Florida
San Miguel
Trinidad
Kutucus
Panantza
Panantza East
Warintza
San Carlos
San Marcos
Sutzu
Mirador
9660000 mN
9640000 mN
9620000 mN
9600000 mN
Concessions in JV
0
10km
CORRIENTE COPPER BELT
CONCESSIONS

ecuador

Results from the exploration work accomplished during 2001 clearly confirmed the change in status of Ecuador from purely an exploration play to that of both exploration and development. During the year over 12,000 metres of drilling was completed and two separate scoping studies analyzed the economics of resource development at Panantza-San Carlos and Mirador projects. The Mirador project in particular looks to be potentially economic at current low copper and gold prices. Work during 2002 will be focused on several key areas and will include further refining of the scoping level work that has been completed to date. Additional metallurgical studies for copper, gold and molybdenum recovery will be carried out during 2002 using large samples from the Panantza, Mirador and Warintza projects.

Discussions with possible development partners are continuing. The company is considering having a partner bring one of the Ecuador projects into production as a method of securing cash flow to facilitate further development of the balance of the projects in the Corriente Copper Belt. One concept that is under consideration is to look at the economics of an even smaller higher grade operation in the Belt, which would have capital costs in the order of US $150 million and would be scaleable. Such a plan would secure a reasonable cash flow with minimal capital risk but would allow for significant planned growth to expand the initial operation by up to 4 to 6 times.

panantza

The Panantza project is the second priority development in the Corriente Copper Belt and during 2001 road access was completed into the project, replacing the existing trail network. Work during 2002 will look at two areas of development. First will be the identification of high-grade zones within conveying distance of the Panantza deposit, to provide additional high-grade feed for the early years of a mining operation in the area. If enough high-grade resources can be outlined, a new scoping study will be carried out that is expected to significantly improve the economics of any mining operation at Panantza. Secondly, the possibility of a separate oxide development for the high-grade oxide cap to the Panantza ore body will be reviewed. Such an oxide development could provide a mechanism for the start of a low capital cost operation in the Panantza area that would possess major growth potential due to the significant sulphide resources in the area.





mirador

Work during 2001 culminated in the completion of a scoping study which envisioned a 50,000 tonne per day mining operation based on an inferred resource of 218 million tonnes at a grade of 0.73% copper and 0.25 g/t gold (copper equivalent of 0.85%). The economics of such a mining operation look promising even at low copper prices, producing a pre-tax rate of return of 22% and 13% for copper prices of US $0.80 and US $0.70/pound respectively. A drilling program will be completed at Mirador that will target the high-grade gold core of the deposit, with intent to upgrade the gold portion of the resource (hole M-51 with 348 metres of 0.42 g/t gold and 0.86% copper). This area of the deposit is completely open to the north and drilling will take place to see how far the mineralization continues to expand. The metallurgy work at Mirador will be focused on the evaluation of gold recovery, given the significant gold mineralization at the project.

key to pictures (l to r)

preparing core for review Corriente Copper Belt

rugged terrain in southern Corriente Copper Belt

exploration campsite, Mumbwa

zambia

In December 2001, an agreement was signed with BHP Billiton that provided Corriente with the opportunity to conduct exploration on a package of ground in west central Zambia. The project is called Mumbwa and it has excellent potential for iron oxide copper-gold type mineralization (IOGC), which is modeled on the giant Olympic Dam deposit in Australia. Over a five year period, BHP Billiton expended over US $4 million completing geological, geochemical and geophysical studies. A small amount of test drilling was completed that established the validity of the exploration model and confirmed the potential of the district to host iron oxide copper-gold deposits. During 2002 Corriente will complete a program of data review and compilation of the large BHP Billiton data set. This compilation will lead to the identification of drill targets in the area for follow-up drill testing. It is expected that the first phase of evaluation drilling will be completed during 2002.



management's discussion & analysis

General

Corriente is a Canadian exploration-stage company engaged in the exploration and development of mineral properties primarily in South America.

The company has established effective local support facilities and representation with experienced management and field personnel as appropriate in each country in which it operates. In addition to its core staff, the company engages consultants as necessary, to provide geological and other services. The company's executive office is located in Vancouver, Canada. With the exception of short-term operational requirements for the subsidiaries, funds are maintained and controlled in Vancouver, both in Canadian and U.S. dollars.

The company currently has focused activity at its Corriente Copper Belt projects in Ecuador, carrying out extensive drilling programs on four main target areas. These interests are covered under two joint venture agreements entered into with Billiton PLC in 1999 and 2000. Overhead in 2001 in Argentina was restricted to care and maintenance of the Taca-Taca claims and corporate administration. In Bolivia, overhead remains at a minimum. Since the return of the Tasna leases to the Bolivian government mining company (Comibol) in early 2001, the company's activity in Bolivia is restricted to the lease of its wholly owned Polymet smelter and plant facilities with the Lessee having an option to purchase the facility at the end of the two year lease term (November 30, 2002).

Operating Results

The company's operations during the year ended December 31, 2001 resulted in a net loss of $671,886 or $0.03 per share compared to a loss of $2,316,871 or $0.10 per share for 2000. The primary reason for the difference was that there were no mineral property write-downs in 2001.

In the course of the year, the focus of the company's exploration expenditure was the Corriente Copper Belt, at $4,187,371. General exploration expenditure elsewhere totalled $94,171. In 2000, total exploration expenditure was $4,251,405. The Ecuador work program during the year completed drilling on 37 holes totalling just over 12,000 metres of core. Overhead costs and efficiencies in Ecuador continue to compare favourably with other South American exploration areas.

Interest income in 2001 decreased to $97,072 from $352,042 due to the declining cash balance. Administration expenses decreased year on year by $34,917 as the company continued to monitor overhead. Investor relations and promotional costs during the year decreased by $10,882 and were restricted mainly to dissemination of required timely disclosure information and news releases. Legal and accounting costs decreased by $17,689 year on year which reflects the low level of activity at the company's locations other than Ecuador.

Liquidity and Capital Resources

The company received proceeds of $280,000 from the exercise of 350,000 warrants, and $13,500 from the exercise of 25,000 stock options under the registered stock option plan.

Working capital as at December 31, 2001 was $380,339 compared to $4,964,120 at December 31, 2000. This reduction reflected the continued exploration expenditure at the Corriente Copper Belt, Ecuador throughout the year. Historically, the capital requirements of the company have been met by equity subscriptions and other than the warrant exercise, no fund raising activity took place during the year.

Subsequent to year-end, the company negotiated a brokered private placement of special warrants completed in February 2002, which raised gross proceeds of $2,500,000 equity capital ($2,290,627 net of issue costs). On March 25, 2002 the company closed a further private placement of share and warrant units with its exploration alliance partner BHP Billiton, for an additional $999,999 in equity capital. The Billiton private placement proceeds will remain in escrow until approval from the company's shareholders, which is sought at the forthcoming annual general meeting on May 22, 2002.

The resultant working capital is considered sufficient to meet the company's administrative overhead for three years.

Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity and foreign exchange fluctuations. Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto. The company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Outlook

In 2002, in addition to the advanced medium-sized targets in Ecuador where further drilling and prefeasibility study work will continue this year, Corriente will continue to search for Escondida-sized copper targets in frontier areas. A major factor in facilitating this strategy was the signing of the Global Exploration Alliance Agreement with BHP Billiton in December 2001. The first project to be offered under the new alliance is the Mumbwa copper-gold prospect in Zambia and Corriente has commenced initial data compilation work on the extensive BHP Billiton database, which will be followed by an exploration program with a $500,000 budget for the first drilling phase.

management's responsibility for financial reporting

The consolidated financial statements of Corriente Resources Inc. have been prepared by management and approved by the Board of Directors. Management of Corriente Resources Inc. is responsible for the preparation, objectivity and integrity of the information contained in these financial statements and other sections of this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Management maintains the necessary systems of internal controls, policies and procedures to provide assurance that assets are safeguarded and that financial records are reliable and form a proper basis for the preparation of financial statements.

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control through an Audit Committee which is composed primarily of non-management directors. This committee, which reports to the Board of Directors, meets with the independent auditors and reviews the consolidated financial statements.

PricewaterhouseCoopers LLP, the company's auditors, have examined these consolidated statements and their report follows.

Kenneth R. Shannon
President and C.E.O.

G. Ross McDonald
Chief Financial Officer

auditors' report

March 13, 2002
(except as to note 11 (b), which is at March 25, 2002)

To the Shareholders of
Corriente Resources Inc.

We have audited the consolidated balance sheets of **Corriente Resources Inc.** as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied, after giving effect to the restatement described in note 3(c) to the financial statements, on a consistent basis.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and other members of the worldwide PricewaterhouseCoopers organization.

consolidated balance sheets

	As at December 31	
assets	**2001**	**2000** (restated - notes 3 (c) and 5 (d))
Current assets		
Cash and cash equivalents	$ 14,222	$ 671,852
Short-term investments	425,816	4,277,099
Marketable securities (note 10)	17,000	27,000
Accounts receivable and prepaids	58,029	230,295
	515,067	5,206,246
Deposit (note 3 (b)(iii))	-	222,634
Mineral properties (note 3)	12,248,720	6,692,636
Property, plant and equipment (note 4)	151,770	218,987
	$ 12,915,557	$ 12,340,503

liabilities

Current liabilities		
Accounts payable and accrued liabilities	$ 134,728	$ 242,126

shareholders' equity

Share capital (note 5(b))	55,589,481	54,446,237
Share purchase warrants (notes 3(a) and 5(d))	1,002,245	791,151
Deficit	(43,810,897)	(43,139,011)
	12,780,829	12,098,337
	$ 12,915,557	$ 12,340,503

Nature of operations and going concern (note 1)

Subsequent events (note 11)

Approved by the Board of Directors

Director

Director

The accompanying notes are an integral part of these consolidated financial statements.

consolidated statements of loss and deficit

	For the years ended December 31	
	2001	2000
Exploration		
General exploration	$ 94,171	$ 523,064
Administration		
Wages and benefits	136,379	133,145
Management fees	123,846	113,274
Legal and accounting	104,178	121,867
Rent and utilities	73,286	67,144
Investor relations and promotion	42,875	53,757
Travel	38,289	16,990
Office and miscellaneous	36,409	38,477
Insurance	35,058	29,085
Printing and shareholder information	31,675	35,565
Depreciation	28,585	37,532
Regulatory fees	10,993	28,722
Transfer agent fees	8,054	11,773
Dues and subscriptions	3,790	8,419
Bank charges	2,253	14,837
	675,670	710,587
	769,841	1,233,651
Other		
Interest income	(97,072)	(352,042)
Gain on disposal of capital assets	(11,551)	-
Write-down of marketable securities	10,000	74,417
Foreign exchange (gain) loss	668	(27,909)
Write-down of mineral properties	-	2,288,102
Gain on sale of marketable securities	-	(888,530)
Gain on sale of subsidiary	-	(65,000)
Write-down of capital assets	-	54,182
Gain on property transactions	-	-
	(97,955)	1,083,220
Loss for the year	671,886	2,316,871
Deficit - Beginning of year	43,139,011	40,822,140
Deficit - End of year	$ 43,810,897	$ 43,139,011
Basic and diluted loss per share	$ 0.03	$ 0.10
Weighted average number of shares outstanding	25,688,037	23,252,646

The accompanying notes are an integral part of these consolidated financial statements.

consolidated statements of cash flows

	For the years ended December 31	
	2001	2000
Cash from (applied to) operating activities		
Loss for the year	$ (671,886)	$ (2,316,871)
Items not affecting cash		
Depreciation	28,585	37,532
General exploration	16,527	-
Gain on disposal of capital assets	(11,551)	-
Write-down of marketable securities	10,000	74,417
Write-down of mineral properties	-	2,288,102
Gain on sale of marketable securities	-	(888,530)
Gain on sale of subsidiary	-	(65,000)
Write-down of capital assets	-	54,182
Foreign exchange gain (loss) on deposit	-	(7,364)
	(628,325)	(823,532)
Changes in non-cash working capital		
Accounts receivable and advances	172,266	122,117
Accounts payable and accrued liabilities	(107,398)	57,207
	(536,457)	(644,208)
Cash flows from (applied to) investing activities		
Mineral property costs	(4,451,676)	(4,935,588)
Short-term investments	3,851,283	(134,934)
Payments to acquire property, plant and equipment	(9,914)	(167,560)
Refund of deposit	222,634	-
Proceeds from sale of marketable securities	-	1,196,129
	(387,673)	(4,041,953)
Cash flows from financing activities		
Proceeds from issuance of share capital, net of issue costs	293,500	4,743,589
Increase (decrease) in cash and cash equivalents	(657,630)	57,428
Cash and cash equivalents - Beginning of year	671,852	614,424
Cash and cash equivalents - End of year	$ 14,222	$ 671,852
Supplementary information		
Interest received	$ 179,352	$ 340,150

Supplemental cash flow information (note 9)

The accompanying notes are an integral part of these consolidated financial statements.

1 Nature of operations and going concern

Corriente Resources Inc. ("the company") and its subsidiaries (collectively, "Corriente") are engaged in the exploration and development of mineral properties primarily in South America. The company considers itself to be an exploration stage company.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain financing to complete their development and future profitable operations.

These consolidated financial statements have been prepared on a going concern basis which assumes the realization of assets and liquidation of liabilities in the normal course of business. At December 31, 2001 the company had working capital of $380,339 and subsequent to the year end, raised $3.5 million gross proceeds in two private placements (note 11). Management estimates that these funds are sufficient to meet the company's planned corporate administrative expenses for the coming year and undertake further exploration on mineral properties.

The company's ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the company to raise equity financing and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the company be unable to continue as a going concern.

2 Significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, Corriente Resources Inc. (Cayman), Compania de Minerales Especializados S.A. (Bolivia), Sociedad Minera S.A. (Bolivia), Polymet S.A. (Bolivia), Corriente Argentina Inc. (Cayman), Corriente Argentina S.A. (Argentina) and Ecuacorriente S.A. (Ecuador). The company acquired Ecuacorriente S.A. and sold Minera Corriente Resources del Peru S.A. (Peru) in 2000, whose results were consolidated until the date of disposition.

Mineral properties

Mineral properties consist of options, concessions, deferred exploration costs and land purchased as buffer zone areas. Amounts recorded for mineral properties and deferred exploration costs include costs incurred to date, and are not intended to reflect present or future values. Share purchase warrants issued in consideration for mineral property interests are recorded at fair value based on the Black-Scholes Model. Option payments or recoveries are treated as a reduction of the carrying value of the related mineral property until the company's costs are recovered. Option payments received in excess of costs incurred are credited to the consolidated statements of loss and deficit.

Expenses incurred on mineral properties which may have the potential of being developed are deferred on a project basis until the viability of the project is determined. The carrying value of properties is subject to review at each reporting period. When a property is sold, abandoned, or deemed not to be economic, all related mineral property and deferred development costs are written off. Costs associated with economically viable projects are amortized on a unit-of-production basis from the commencement of production.

Property, plant and equipment

Amortization of mineral properties, plant and equipment will commence upon commercial production. Pre-production costs net of incidental revenues are deferred and will be amortized from the date of commercial production.

Depreciation of furniture and equipment is provided on a declining-balance basis over their estimated useful lives at annual rates between 20% and 30%. Leasehold improvements are depreciated on a straight-line basis over the term of the lease.

General exploration

General exploration expenses, including the cost of acquiring certain exploration mineral rights, are charged to operations as incurred.

Cash and cash equivalents

Cash and cash equivalents comprise cash and temporary investments maturing within 90 days from the original date of acquisition.

Short-term investments

Short-term investments comprise high-quality, highly liquid corporate paper.

Marketable securities

Marketable securities, all of which are categorized as available for sale, are carried at the lower of cost and quoted market value.

Foreign currency translation

The company's subsidiaries are considered integrated foreign operations and are translated using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates; revenue and expense items are translated at the average rate of exchange for the period.

Income taxes

Income taxes are calculated using the asset and liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax assets and liabilities are measured using tax rates and laws that are expected to apply when the temporary differences are expected to reverse.

Loss per share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The company has adopted the revised recommendations of the Canadian Institute of Chartered Accountants, CICA 3500, whereby new rules are applied in the calculation of diluted earnings per share. The revised standard has been applied on a retroactive basis and did not result in any restatement of the company's financial statements. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Actual results could differ from those reported.

Stock-based compensation plan

The company has a stock-based compensation plan as described in note 5. No compensation expense is recognized for the plan when stock options are issued to employees. The consideration paid by employees on exercise of stock options is credited to share capital.

3 Mineral properties

	Balance December 31, 1999 (restated)	Option/ acquisition payments (restated)	Deferred exploration	Write-down of mineral properties	Balance December 31, 2000 (restated)	Option/ acquisition payments	Deferred exploration	Balance December 31, 2001
Corriente Copper (Ecuador)	$ 750,400	$ 2,213,894	$ 3,728,341	-	**$ 6,692,635**	$ 1,368,713	$ 4,187,371	**$ 12,248,719**
Famatina (Argentina)	1,489,879	-	798,220	(2,288,099)	**-**	-	-	**-**
Taca-Taca (Argentina)	1	-	-	-	**1**	-	-	**1**
Other	3	-	-	(3)	-	-	-	**-**
	$ 2,240,283	$ 2,213,894	$ 4,526,561	**$ (2,288,102)**	$ 6,692,636	$ 1,368,713	$ 4,187,371	**$ 12,248,720**

a) Corriente Copper, Ecuador

Corriente is earning a 70% interest in the Rio Zamora copper porphyry district in Ecuador from BHP Billiton's ("Billiton") Ecuadorian subsidiary companies in two option agreements covering separate areas of the district, signed October 15, 1999 ("JV I") and April 6, 2000 ("JV II") respectively, with amendments dated October 11, 2000 and December 11, 2001. Under JV I, the company will issue to Billiton up to 1,850,000 units comprising one common share and a full purchase warrant over a period to May 29, 2003, of which 1,100,000 units have been issued to December 31, 2001. The remaining 750,000 units to be issued would be in tranches of 250,000 units every six months until May 29, 2003. During the year ended December 31, 2001, 500,000 units were issued. The share purchase warrants included in these units issued to Billiton have been assigned fair values determined at the time of issuance.

Corriente completed its commitment to invest a minimum of $2,249,250 (US$1,500,000) in exploration activity by December 31, 2000 (extended from October 31, 2000). To complete its earn-in, the company must conduct work leading to the completion of a feasibility study. Should a feasibility study be completed, Billiton maintains a back-in right for 70% by financing through to production, or will maintain its 30% interest or will dilute to a 15% Net Profits interest.

Corriente completed the requirement under JV II to spend a minimum of $1,911,400 (US$1,200,000) on exploration before April 6, 2001 and a further $2,070,600 (US$1,300,000) prior to April 6, 2002 (both completed). The company issued Billiton 250,000 units comprising one common share and a full purchase warrant at commencement, with a further 250,000 units issued April 6, 2001. The company and Billiton entered into similar commitments with respect to the completion of a feasibility study and back-in rights on the properties as per JV I.

b) Other

(i) During the year ended December 31, 2000, the company abandoned its interest in the Famatina property in Argentina and wrote off all related costs.

(ii) The company owns a 100% interest in the Taca-Taca, Argentina property.

(iii) During the year ended December 31, 2001, no work was done on the Tasna, Bolivia property held under a now-cancelled lease with the Bolivia Mining Corporation (COMIBOL). The lease agreement called for a refundable security deposit, which was returned to the company in April 2001 upon return of the Tasna leases to the Bolivian Mining Corporation (COMIBOL).

c) Restatement

The company has restated the mineral property costs for years ended December 31, 1999 and 2000 to include the fair values of share purchase warrants issued as consideration for mineral property option payments as set out in notes 3 (a) and 5 (d).

4 Property, plant and equipment

			2001			2000
	Cost	**Accumulated Depreciation**	**Net**	**Cost**	**Accumulated Depreciation**	**Net**
Office furniture and equipment	**$ 66,848**	**$ 40,090**	**$ 26,758**	$ 65,371	$ 33,029	$ 32,342
Computer equipment	**187,332**	**129,740**	**57,592**	178,895	99,501	79,394
Field equipment	**39,046**	**21,877**	**17,169**	39,046	14,016	25,030
Vehicles	**102,694**	**55,654**	**47,040**	155,641	77,840	77,801
Communications equipment	**4,715**	**1,504**	**3,211**	4,715	295	4,420
	$ 400,635	**$ 248,865**	**$ 151,770**	$ 443,668	$ 224,681	$ 218,987

5 Share capital

a) Authorized

50,000,000 common shares without par value

b) Issued

	2001		2000	
	Number of shares	Amount $	Number of shares	Amount $
Balance - Beginning of year	**25,287,832**	**54,446,237**	21,387,832	48,610,148
Issued during the year				
For cash				
Exercise of warrants	**350,000**	**280,000**	-	-
Exercise of options	**25,000**	**13,500**	976,000	2,081,140
Exercise of special warrants	-	-	2,424,000	2,662,449
For other consideration				
For mineral properties (note 3 (a))	**750,000**	**735,000**	500,000	1,092,500
For fair value of warrants transferred on exercise (note 5 (d))	-	**114,744**	-	-
Balance - End of year	**26,412,832**	**55,589,481**	25,287,832	54,446,237

c) Stock options outstanding

The company has a stock option plan whereby the company may grant options to its directors, officers, employees, and consultants up to 4,946,366 common shares. The exercise price of each option is equal to or higher than the market price of the company's stock at the date of grant.

	2001		2000	
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Options outstanding - Beginning of year	**2,404,000**	**1.61**	2,845,000	2.19
Granted	-	-	1,255,000	2.44
Exercised	**(25,000)**	**0.54**	(976,000)	2.13
Expired	**(619,000)**	**0.60**	(720,000)	4.65
Options outstanding - End of year	**1,760,000**	**1.98**	2,404,000	1.61
Options exercisable - End of year	**1,750,000**	**1.98**	2,384,000	1.61

The following table summarizes information about stock options outstanding and exercisable at December 31, 2001:

Options outstanding and exercisable

Exercise prices $	Options outstanding at December 31, 2001	Average remaining contractual life (years)	Options exercisable at December 31, 2001
3.00	775,000	1.3	775,000
1.95	150,000	2.2	150,000
1.33	330,000	1.7	330,000
0.85	100,000	0.8	100,000
0.83	405,000	0.5	395,000
	1,760,000	1.2	1,750,000

d) Share purchase warrants

	Number of warrants	Exercise price $	Expiry dates	Fair value $
Balance - January 1, 2000	350,000	0.80	November 26, 2001	114,744
Issued	2,545,200	1.39	March 1, 2001	-
Issued	250,000	3.20	April 20, 2002	483,634
Issued	250,000	0.80	November 22, 2002	192,773
	3,045,200			676,407
Balance - December 31, 2000	3,395,200			791,151
Issued	250,000	3.20	April 20, 2003	60,472
Issued	250,000	0.80	May 29, 2003	193,781
Issued	250,000	0.80	November 29, 2003	71,585
Expired	(2,545,200)	1.39		-
Exercised	(350,000)	0.80		(114,744)
	(2,145,200)			211,094
Balance - December 31, 2001	**1,250,000**			**1,002,245**

Share purchase warrants issued as consideration for mineral property option payments were assigned values based on the Black-Scholes Model. The fair value assigned to the share purchase warrants exercised during the year ended December 31, 2001 has been credited to share capital.

6 Related party transactions and balances

A total of **$146,260** (2000 – $144,260) was paid to a company controlled by a director for consulting and management services during the year. These amounts are included in management fees and mineral property costs. In addition, payroll costs of **$Nil** (2000 – $800) were reimbursed to this same company for staff provided to the company during the year.

A total of **$12,000** (2000 – $72,000) was paid during the year to a company controlled by an officer of the company, for business development services. Fees totalling **$4,640** (2000 – $1,220) were paid to a Director for project management and general exploration during the year. These amounts are included in management fees and mineral property costs. By way of a purchase and sale agreement in 2000, the company received 50,000 shares at a fair market value of $65,000, of a public corporation managed by an officer of the company. The shares received represent the selling price of the company's Peruvian subsidiary company, Minera Corriente Resources del Peru S.A.

7 Income taxes

The reconciliation of income taxes attributable to continuing operations computed at statutory rates to the income tax expense/(recovery) as follows:

	2001	2000
	44.62%	45.62%
Income tax benefit computed at Canadian statutory rates	**$ (299,795)**	$ (1,056,492)
Foreign tax rates different from statutory rate	**51,578**	228,632
Unrecognized tax losses	**373,485**	315,576
Temporary differences (recognized) not recognized in the year	**(125,665)**	511,034
Non-deductible differences	**397**	1,250
	$ -	$ -

The significant components of the company's future income tax assets are as follows:

	2001	2000
Future income tax assets		
Net tax losses carried forward	**$ 1,431,294**	$ 1,255,368
Resource pools	**4,540,049**	4,075,997
Temporary differences on capital assets	**65,669**	58,244
	6,037,012	5,389,609
Valuation allowance	**6,037,012**	5,389,609
	$ -	$ -

At December 31, 2001, the company has Canadian losses for tax purposes of approximately $3,207,000 which expire on various dates to 2008 and other Canadian resource tax pools in the aggregate of $13,987,000 which are without expiry. In addition, the company has Argentinian operating losses of approximately $485,000 and Bolivian operating losses of approximately $13,807,000, which may be carried forward and used to reduce certain taxable income in future years. The Argentinian losses expire between 2002 and 2006, while the Bolivian losses have no expiry date.

8 Segmented information

The company operates within a single operating segment, which is mineral exploration and development. The company's mineral property interests are primarily in South America, as set out in note 3. Geographic segmentation of property, plant and equipment and mineral properties is as follows:

	2001		2000 (restated - note 3 (c))	
	Property, plant and equipment	**Mineral properties**	**Property, plant and equipment**	**Mineral properties**
Canada	**$ 54,428**	**$ -**	$ 65,439	$ -
Equador	**73,319**	**12,248,719**	115,411	6,692,635
Argentina	**24,023**	**1**	38,137	1
	$ 151,770	**$12,248,720**	$ 218,987	$ 6,692,636

9 Supplemental cash flow information

During the years ended December 31, 2001 and 2000, the company conducted non-cash operating, financing and investing activities as follows:

	2001	2000
Non-cash operating activities		
Depreciation allocated to mineral property exploration	**$ 43,570**	$ 35,960
General exploration settled with property, plant and equipment	**4,976**	-
Accounts receivable settled with marketable securities	**-**	36,418
	48,546	72,378
Non-cash investing activities		
Mineral properties - non-cash deferred exploration	**(43,570)**	(35,960)
Mineral properties - non-cash acquisition payments	**(1,060,838)**	(1,768,907)
Property, plant and equipment to settle general exploration costs	**(4,976)**	-
Marketable securities received from sale of subsidiary company	**-**	65,000
	(1,109,384)	(1,739,867)
Non-cash financing activities		
Shares issued for mineral property acquisition costs	**735,000**	1,092,500
Share purchase warrants issued for mineral property acquisition costs	**325,838**	676,407
Marketable securities	**-**	(101,418)
	1,060,838	1,667,489
	$ -	$ -

10 Financial instruments

The company does not use any derivative financial instruments. At December 31, 2001 the carrying value of cash and cash equivalents, short-term investments, accounts receivable and advances, accounts payable and accrued liabilities approximate their fair values based on the short-term nature of the instruments.

As of December 31, 2001 securities held by the company had a quoted value of $17,000 (2000 - $27,000).

11 Subsequent events

a) On March 8, 2002 the company issued and sold by brokered private placement 2,777,777 units at a subscription price of $0.90 per unit for proceeds of $2.5 million before issue costs. Each unit issued comprised one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $1.00 on or before March 8, 2004.

The company paid a cash commission of $175,000 and issued 277,777 agent's warrants entitling the agent to purchase one common share at a price of $0.90 on or before March 8, 2004.

b) The completion of the above private placement was a condition to the closing of a further $1.0 million private placement to Billiton. Under the terms of a subscription agreement made as of December 11, 2001 the company has agreed to issue to Billiton 740,740 units, each consisting of one share and one share purchase warrant, with an aggregate purchase price of $1.0 million. The funds were placed in escrow for this private placement on March 25, 2002, pending shareholder approval at the company's annual general meeting on May 22, 2002.

corporate and stock information

CORRIENTE RESOURCES INC.

Corriente Resources Inc. common stock is quoted on the Toronto Stock Exchange under the symbol CTQ.

Period:	Jan. 2001 - Dec. 2001
Low:	$0.60 Cdn.
High:	$1.55 Cdn.

SHARE INFORMATION

(as of Dec. 31, 2001)

Shares Authorized:	50,000,000
Shares Issued:	26,412,832
Shares Fully Diluted:	29,422,832

HEAD OFFICE

Corriente Resources Inc.
Suite 520
800 West Pender Street
Vancouver, BC V6C 2V6 Canada
Tel: (604) 687-0449
Fax: (604) 687-0827

SUBSIDIARY COMPANIES' OFFICES

Ecuador, Quito

annual and extraordinary general meeting

The annual and extraordinary general meeting of shareholders will be held at 10:00 a.m., Wednesday, May 22, 2002 in the Evergreen Boardroom, Bull, Housser & Tupper, 30th Floor, Royal Centre, 1055 West Georgia Street, Vancouver.

DIRECTORS AND OFFICERS

Kenneth R. Shannon
President, C.E.O. and Director

Trisha M. Harris
Corporate Secretary and Director

Richard P. Clark
Director

Leonard Harris
Director

Catherine McLeod-Seltzer
Director

G. Ross McDonald
Chief Financial Officer

Legal Counsel

Bull, Housser & Tupper
Vancouver, British Columbia

Gowling Lafleur Henderson LLP
Vancouver, British Columbia

Auditors

PricewaterhouseCoopers LLP
Vancouver, British Columbia

Transfer Agent

Computershare Trust Company of Canada
Vancouver and Toronto

Investor and Shareholder Information

Dan Carriere
Manager, Corporate Development
Tel: (604) 687-0449
Fax: (604) 687-0827
Email: invest@corriente.com
http://www.corriente.com

Corriente Resources Inc.
Suite 520
800 West Pender Street
Vancouver, BC
V6C 2V6 Canada
Tel: (604) 687-0449
Fax: (604) 687-0827
www.corriente.com

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